SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              ENVIROKARE TECH, INC.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                   29404N-209
                                 (CUSIP Number)


                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 14, 2001
             (Date of Event which Requires Filing of This Statement)



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CUSIP No. 29404N-209                                                 Page 2 of 5


                                  SCHEDULE 13D

---------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON                                            Vanessa Houiris
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

---------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a)  ___
                                                                                                (b)  _X_
---------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                                                                                      OO

---------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                                           ____

---------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                  U.S.A.

---------------------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
       NUMBER OF                                                                               2,000,000
        SHARES          ---------------------------------------------------------------------------------
     BENEFICIALLY       8        SHARED VOTING POWER
       OWNED BY                                                                                        0
         EACH           ---------------------------------------------------------------------------------
       REPORTING        9        SOLE DISPOSITIVE POWER
        PERSON                                                                                 2,000,000
         WITH           ---------------------------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                                                                                       0
---------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            Series A Convertible Preferred Shares (100,000 shares, each
            currently convertible, without additional consideration,                           2,000,000
            into twenty (20) shares of the Issuer's Common Stock)

---------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                    ____

---------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                   12.6%

---------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                                                                                                      IN
---------------------------------------------------------------------------------------------------------

CUSIP No. 29404N-209                                                 Page 3 of 5


                                  SCHEDULE 13D


Item 1.  Security and Issuer

         Class of Securities:           Common Stock, par value $.001

         Name of Issuer:                ENVIROKARE TECH, INC.
         Address of Issuer:             2470 Chandler Avenue, Suite 5
                                        Las Vegas, Nevada  89120
                                        Tel.: 702-262-1999   Fax: 702-262-1909


Item 2. Identity and Background

     (a)  Name:

     This Statement is filed by Vanessa Houiris (the "Reporting Person"), as the direct beneficial owner of 100,000 shares of Series A Convertible Preferred Stock of the Issuer. Each share of Series A Convertible Preferred Stock is currently convertible, without additional consideration, into twenty (20) shares of Common Stock of the Issuer.

     (b)  Residence or business address:

     The principal address of the Reporting Person is c/o 2470 Chandler Avenue, Suite 5, Las Vegas, Nevada 89120.

     (c)  Principal business or occupation:

     The principal occupation of the Reporting Person is homemaker.

     (d)  Not applicable

     (e)  Not applicable

     (f)  Citizenship:

     The Reporting Person is a citizen of the United States.


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CUSIP No. 29404N-209                                                 Page 4 of 5


                                  SCHEDULE 13D


Item 3.  Source and Amount of Funds or Other Consideration

     The funds for the purchase were provided by the Reporting Person's personal funds. No funds were borrowed for this purpose.


Item 4.  Purpose of Transaction

     The purpose of the transaction was solely for investment purposes.


Item 5.  Interest in Securities of the Issuer

     (a)  Aggregate number of securities     100,000    shares   of   Series   A
                                             Convertible  Preferred Stock,  each
                                             convertible   at  any  time   until
                                             10/13/01,     without    additional
                                             consideration,   into  twenty  (20)
                                             shares  of  Common   Stock  of  the
                                             Issuer.   Equivalent   position  is
                                             therefore   2,000,000   shares   of
                                             Common Stock of the Issuer.*

          Percentage of class of securities: 12.6%

          * NOTE: On March 14, 2001, Vanessa Houiris purchased 100,000 shares of Series A Convertible Preferred Stock of the Issuer. Also on that date, James Pappas and Steve Pappas purchased 100,000 and 50,000 shares each respectively of Series A Convertible Preferred Stock of the Issuer. James Pappas and Vanessa Houiris are the adult children of Steve Pappas. Neither of James Pappas nor Vanessa Houiris resides in the same household as Steve Pappas. Vanessa Houiris disclaims beneficial ownership as to the shares owned by James Pappas and by Steve Pappas.


     (b)  Sole voting power:                 2,000,000
          Shared voting power:                       0
          Sole dispositive power:            2,000,000
          Shared dispositive power:                  0

     (c) Vanessa Houiris purchased 100,000 shares of Series A Convertible Preferred Stock from Arcade Investments Limited on March 14, 2001, at a price of $.50 per share, in a privately negotiated transaction.

CUSIP No. 29404N-209                                                 Page 5 of 5


                                  SCHEDULE 13D


     (d)  No other person has such rights other than the Reporting Person

     (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable


Item 7. Material to be Filed as Exhibits

     Not applicable


DISCLAIMER OF BENEFICIAL OWNERSHIP

     See Item 5


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 29, 2001                            /s/ Vanessa Houiris
                                         ---------------------------------------
                                                     Vanessa Houiris